Mountain Bank Holding Company 2001 Annual Report



Mountain Bank Holding Company

Corporate Headquarters
501 Roosevelt Avenue
Enumclaw, Washington 98022
(360) 825-0100

Independent Auditors
McGladrey & Pullen, LLP
Tacoma, Washington

General Counsel
Graham & Dunn, P.S.
Seattle, Washington

Branch Locations
Enumclaw, (360) 825-0100

Buckley, (360) 829-0100

Black Diamond, (360) 886-0300

Auburn, (253) 288-0100

Maple Valley, (425) 413-8200 (spring 2002)

Directors
Susan K. Bowen-Hahto
Real Estate Management and Land Development

Roy T. Brooks
Chairman & CEO of Mountain Bank Holding Company
Chairman & CEO of Westmark Electronics, Inc.

Brian W. Gallagher
Owner & President of Northern Transport, Inc.

Michael K. Jones
Owner & President of Jones & Associates,
Certified Public Accountants

Steve W. Moergeli
President & CEO of Mt. Rainier National Bank

Barry C. Kombol
An attorney in private practice
General Counsel for Pacific Coast Coal Company

John W. Raeder
Retired Executive, Construction Industry

J. B. Rupert
Owner & President of Rupert Engineering, Inc.

Garrett S. Van Beek
Owner and operator of The Van Beek Dairy Farm

Hans R. Zurcher
Owner and operator with his son of The Zurcher Dairy Farm

Executive Officers
Sheila M. Brumley
Chief Financial Officer and Secretary;
Senior Vice President, Secretary and Cashier of the Bank

Sterlin E. Franks
Vice President and Credit Administrator of the Bank

Mountain Bank Holding Company 2001 Annual Report

Contents

In July of 1990, Mt. Rainier National Bank opened in Enumclaw, Washington, as an independent, locally owned national bank. At the annual meeting in 1993, shareholders approved the formation of Mountain Bank Holding Company. Shares of Mt. Rainier National Bank were exchanged on a one-for-one basis in the new company. The formation of this holding company was an important step in the long-range plan to expand the business and increase the value of the shareholders' investment.

The Company has grown steadily and today is a full service bank with four operating branches and one under construction that will open in the spring of 2002. In addition, a site has been purchased and the permit process started for a branch office in Sumner, Washington. Mt. Rainier National Bank opened a mortgage department in 1992 and provides all types of mortgage loans for our customers. In 1997, the Company opened an in-house securities brokerage service through a joint venture with Investment Centers of America. This service allows customers to invest in mutual funds, stocks and other non-banking investment products without leaving the bank.

Mountain Bank Holding Company's plan for the future is to grow by continuing to open bank branches staffed with local people dedicated to serving customers. We know from experience that by creating value for our customers, we create value for our shareholders.


Mt. Rainier National Bank

Assets (millions)


150
120
90
60
30
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Deposits (millions)


120
100
80
60
40
20
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Loans (millions)


70
60
50
40
30
20
10
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Net Income (thousands)


1,000
800
600
400
200
0
-200
-400
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

For more than a decade, Mountain Bank Holding Company and its subsidiary, Mt. Rainier National Bank, have enjoyed quarter after quarter of growth. When this Company started and outlined its plan for growth and increasing the value of shareholders' investment, few thought it possible for a start-up bank in a small community to achieve such goals. Today, with our solid history in place, we can look ahead with confidence and know the aggressive plans established for 2002 and beyond are achievable.

2001 proved to be a far more eventful year than Y-2K, without the advanced publicity and anticipation we witnessed two years ago. Last year we saw interest rates cut eleven times by the Federal Reserve, which pushed the prime rate to a nearly 40-year low. This lower prime rate forced banks to lower rates paid on CDs and money market and other accounts and put a real squeeze on their main source of income, interest rate spread. A general slow-down in the nation's, or the


FDIC

world's, economy that began early in 2000 was intensified by the tragic events of September 11, 2001. While this terrorist activity may have increased the problems with our soft economy, its mission of weakening America and what it stands for failed. Perhaps never in recent history has our country pulled together with such a strong display of unity and patriotism, showing the terrorists that our nation would not be defeated.

Financial Highlights 2001:

Assets	*$125,881,000*
Income	*$940,000*
Loans	*$68,887,000*
Deposits	*$112,111,000*
New Accounts Opened	*3,258*
Mortgage Loans up	*178%*
Shareholder Equity up	*9.4%*

In spite of all these shocking, concerning and newsworthy events, Mountain Bank Holding Company continues to set new records. Assets increased by 23.24% to end the year at $125,881,000. If we look at this in hard dollars, not just percentages, 2001 was the best growth year in the Company's history. Deposits increased by more than 25% for the year, ending at $112,111,000. Many banks experienced greater than expected deposit growth in the fourth quarter as depositors and investors searched for safe, insured havens for their funds. Mt. Rainier National Bank was no exception with almost 30% of our deposit growth occurring in the last three months of the year.



The largest single asset we have is our loan portfolio, which totaled $68,887,000 at year-end. Like the other key measurement factors we track, loans also set a new record in 2001. More important than volume in an unsettled economic year like we just completed is asset quality. At year-end our loan portfolio contained 1,285 loans with only five having payments past due more than thirty days. These five loans equaled just .04% of the total portfolio value. In addition, at year-end there were two Visa accounts out of nearly 600 that were delinquent. Loan quality is important to the customer as well as the bank. By working with our borrowers, we enjoy excellent asset quality and the customer has credit available.

In spite of all these shocking, concerning and newsworthy events, Mountain Bank Holding Company continues to set new records.

Even more impressive than growth in total assets, deposits and loans, was last year's net income that exceeded budget and closed at $940,000 for the best year in our history. Shrinking interest rates, year-long economic uncertainty and very unstable markets created profit shortfalls for many companies, including banks. When interest rates fall, loans often re-price faster than the deposits supporting them, causing the spread between interest earned and interest paid to shrink for a time. Last year our total interest income increased by only 7.2% compared to 2000, while total interest expense increased by 20.1%. This had a negative effect on our net interest spread which decreased to 4.27% from 5.21% last year. Much of this increased expense came from record deposit growth late in the year.

Our goal of maintaining a competitive edge by attempting to pay higher interest rates than other banks in our area on some types of products has not changed. It does, however, create a challenge for management and staff who are charged with the responsibility of making budget numbers. Our history of goal setting and day-to-day



Stock Sales History



$50
$40
$30
$20
$10
0
Sell Price
Un-split Value
10
12.5
15
17.5
20
25
35
44
46
7/90
5/91
8/92
12/93
3/95
10/97
10/98
10/00
12/01

planning for the purpose of improving efficiencies has value every year, but really pays rewards in a tight profit year like 2001.

Some credit for this year's successful income performance goes beyond our improvement in efficiencies. Shortly after this bank was formed in 1990 we opened a mortgage department. Our goal was not only to service customers, but also to build another profit center designed to protect the Company's bottom line in years when the bank experienced reduced interest margins. When interest rates fall, resulting in decreased bank profits, the home refinance and new home purchase market increases, creating profit opportunities. Income generated by mortgage loan origination fees helps to offset decreases we experienced in the bank, proving that our plan is working. For the same reason, Mountain Bank Holding Company formed an alliance with Investment Centers of America three years ago. These additional financial but non-traditional banking activities fulfill our promise to the community that Mt. Rainier National Bank will be a full service bank and support our goal of



increasing the value of our shareholders' investment.

Shareholders Equity
(millions)



15
12
9
6
3
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Our plan for growth requires a flow of new capital from time-to-time during these early years, but at a point in the future, expansion will be supported from earnings alone. Mountain Bank Holding Company has been fortunate to have loyal, supporting shareholders who have kept us well capitalized. The Federal regulator's capital standard considers a bank to be adequately capitalized if total capital equals 8% of average assets. To be considered well capitalized, a bank must maintain a minimum of 10% capital to risk-weighted assets. At year-end, our total capital to risk-weighted assets was over 14%. Being considered a well-capitalized bank by the Federal regulators is important to us with our future plans, and it also puts the bank in a position to take advantage of opportunities. Mt. Rainier National Bank and



Mountain Bank Holding Company have had eight stock sales since forming in 1990. Each sale had two specific purposes: first, to acquire land, build a branch or to purchase major capital equipment; and second, to always keep the capital position strong and the Company positioned for growth.

Last year the Company paid, for the first time, a 5% stock dividend to its shareholders. If you couple this dividend with the two previous two-for-one stock splits and the $11.50 year-end resale price, our actual stock appreciation is 484% over an original share purchased in 1990. This growth in stock value supports one of our primary goals, which was to increase the value of our shareholders' investment. In the last 11 years our shares have increased in value by about 15% compounded annually, and the growth has been at a near linear rate. Today the Company has over 1,000 shareholders and ended the year without any resale shares available on the market.



2001 Net Income by Quarter


350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Quarter 1
Quarter 2
Quarter 3
Quarter 4

The strength and momentum enjoyed by Mt. Rainier National Bank comes from many sources. First, shareholders supply the capital and customers tell friends about the personal service, which helps build market share. Add to this a dedicated staff; without their efforts this Company would look much like any other bank in the market. Last year, without opening facilities in any new markets, we still managed to open 3,258 new accounts. We don't know of a magic formula for growing the customer base; we simply make it a habit to treat each customer the way we would like to be treated every time they enter one of our branches. This is not difficult when you have a well-trained staff of local, community-oriented people serving their neighbors. That is what really separates Mt. Rainier National Bank from its competition and has allowed us to build such an incredible market share. Today we are fortunate to have seven of our 63 employees with over ten years of service and nearly 50% who are shareholders in the Company.

2001 Loan Distribution
(millions)


SBA 2.1%
Cash Secured 3.0%
Other 2.0%
Construction 3.3%
AG/Dairy 5.3%
Commercial 21.3%
Deed of Trust 7.3%
Consumer 16.9%
Commercial Building 20.3%
Mortgage 18.5%

On March 26, 2002, at 7:00 p.m. you are invited to attend our annual shareholders meeting at the VFW Hall in Enumclaw. There will be a presentation reviewing last year's performance and a look at the Company's plan for 2002, followed by refreshments. This is an excellent time to talk with the Directors and staff and ask questions or share thoughts and ideas you have for the Company. Thank you again for being such an important element in the formula that has produced such a successful company that we can all be proud to own.

Roy T. Brooks
Chairman
Mountain Bank Holding Company

Steve W. Moergeli
President
Mt. Rainier National Bank

Member FDIC



Board of Directors

Mountain Bank Holding Company

Enumclaw, Washington

We have audited the accompanying consolidated balance sheet of **Mountain Bank Holding Company and Subsidiary** as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of **Mountain Bank Holding Company and Subsidiary** as of and for the year ended December 31, 2000 were audited by Knight Vale & Gregory PLLC, independent accountants, whose members became partners of McGladrey & Pullen, LLP on September 1, 2001. Knight Vale & Gregory PLLC's report, dated January 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Mountain Bank Holding Company and Subsidiary** as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Tacoma, Washington
January 11, 2002

Consolidated Balance Sheets (Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and due from banks	$ 3,620	$ 3,947
Interest bearing deposits at other financial institutions	13,455	7,338
Securities available for sale	31,612	20,446
Federal Home Loan Bank and Federal Reserve Bank stocks, at cost	634	581
Loans held for sale	1,093	536
Loans	68,887	65,642
Allowance for credit losses	753	700
Net loans	**68,134**	**64,942**
Premises and equipment	3,545	3,544
Accrued interest receivable	650	623
Bank owned life insurance	3,031	- -
Other assets	107	184
Total assets	**$125,881**	**$102,141**
Liabilities		
Deposits:		
Demand	$ 17,009	$ 15,075
Savings and interest-bearing demand	46,983	33,858
Time	48,119	40,644
Total deposits	**112,111**	**89,577**
Accrued interest payable	292	306
Note payable	38	40
Other liabilities	137	68
Total liabilities	**112,578**	**89,991**
Commitments and Contingencies	- -	- -
Shareholders' Equity		
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2001 - 2,067,401 shares; 2000 - 1,945,136 shares	1,034	973
Additional paid-in capital	8,698	7,543
Retained earnings	3,474	3,616
Accumulated other comprehensive income	97	18
Total shareholders' equity	**13,303**	**12,150**
Total liabilities and shareholders' equity	**$125,881**	**$102,141**

See notes to consolidated financial statements.

Consolidated Statements of Income (Dollars in Thousands, Except Per Share Amounts)

Mountain Bank Holding Company and Subsidiary

Years Ended December 31, 2001 and 2000

	2001	2000
Interest Income		
Loans	$6,376	$6,005
Deposits in banks	449	110
Investment income:		
Taxable	1,421	1,442
Tax-exempt	15	12
Total interest income	**8,261**	**7,569**
Interest Expense		
Deposits	3,525	2,903
Federal funds purchased	- -	31
Note payable	3	3
Total interest expense	**3,528**	**2,937**
Net interest income	**4,733**	**4,632**
Provision for Credit Losses	**85**	**93**
Net interest income after provision for credit losses	**4,648**	**4,539**
Non-Interest Income		
Service charges on deposit accounts	519	529
Gains on mortgage loans sold	291	109
Gains (losses) on sale of securities available for sale	31	(3)
Other	306	235
Total non-interest income	**1,147**	**870**
Non-Interest Expenses		
Salaries and employee benefits	2,534	2,224
Occupancy	218	248
Equipment	372	355
Other	1,253	1,205
Total non-interest expenses	**4,377**	**4,032**
Income before income taxes	**1,418**	**1,377**
Income Taxes	**478**	**464**
Net income	**$ 940**	**$ 913**
Earnings Per Share		
Basic	$.46	$.47
Diluted	.44	.45

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity (Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary

Years Ended December 31, 2001 and 2000

	Shares of Common Stock	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1999	924,013	$ 924	$6,785	$2,703	($250)	$10,162
Comprehensive income:						
Net income	- -	- -	- -	913	- -	913
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	- -	- -	- -	- -	268	268
Comprehensive income						**1,181**
2-for-1 stock split	924,013	- -	- -	- -	- -	- -
Sale of common stock under employee stock purchase plan	1,732	1	14	- -	- -	15
Exercise of stock options	26,664	13	54	- -	- -	67
Sale of common stock	68,714	35	678	- -	- -	713
Tax benefit from exercise of stock options	- -	- -	12	- -	- -	12
Balance at December 31, 2000	**1,945,136**	**973**	**7,543**	**3,616**	**18**	**12,150**
Comprehensive income:						
Net income	- -	- -	- -	940	- -	940
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	- -	- -	- -	- -	79	79
Comprehensive income						**1,019**
5% stock dividend	98,198	49	1,031	(1,082)	- -	(2)
Sale of common stock under employee stock purchase plan	1,781	1	15	- -	- -	16
Exercise of stock options	16,000	8	32	- -	- -	40
Sale of common stock	6,286	3	66	- -	- -	69
Tax benefit from exercise of stock options	- -	- -	11	- -	- -	11
Balance at December 31, 2001	**2,067,401**	**$1,034**	**$8,698**	**$3,474**	**$ 97**	**$13,303**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary

Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities		
Net income	$ 940	$ 913
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	85	93
Depreciation and amortization	345	342
Deferred federal income tax benefit	(51)	(24)
(Gain) loss on sales of securities available for sale	(31)	3
Stock dividends received	(30)	(22)
Gains on loans sold	(291)	(109)
Originations of loans held for sale	(28,415)	(9,339)
Proceeds from sales of loans	28,149	9,206
Increase in accrued interest receivable	(27)	(87)
Increase (decrease) in accrued interest payable	(14)	112
Other - net	274	(5)
Net cash provided by operating activities	**934**	**1,083**
Cash Flows from Investing Activities		
Net increase in interest-bearing deposits in banks	(6,117)	(3,775)
Activity in securities available for sale:		
Purchases	(30,675)	(1,071)
Maturities, prepayments and calls	18,475	6,475
Sales	1,029	999
Increase in loans made to customers, net of principal collections	(3,283)	(11,591)
Additions to premises and equipment	(345)	(537)
Purchase of bank owned life insurance	(3,000)	- -
Net cash used in investing activities	**(23,916)**	**(9,500)**
Cash Flows from Financing Activities		
Net increase in deposits	22,534	8,331
Net proceeds from issuance of stock	125	795
Repayment of note payable	(2)	(2)
Payment for fractional shares in stock dividend	(2)	- -
Net cash provided by financing activities	**22,655**	**9,124**
Net change in cash and due from banks	**(327)**	**707**
Cash and Due from Banks		
Beginning of year	3,947	3,240
End of year	**$ 3,620**	**$ 3,947**
Supplemental Disclosures of Cash Flow Information		
Interest paid	$3,542	$2,824
Income taxes paid	460	440
Supplemental Disclosures of Non-Cash Investing and Financing Activities		
Unrealized gain on securities available for sale, net of tax	$ 79	$268
Tax benefit from exercise of stock options	11	12
Stock dividend	1,080	- -

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Basis of Consolidation and Operations

The consolidated financial statements include the accounts of Mountain Bank Holding Company (the Company) and its wholly owned subsidiary, Mt. Rainier National Bank (the Bank). All significant intercompany transactions and balances have been eliminated. The Company is a holding company, which operates primarily through its major subsidiary, the Bank.

The Bank operates four branches and has a customer base centered in and around southeastern King County and northeastern Pierce County, Washington. The Bank provides loan and deposit services to customers, who are predominantly small- and middle-market businesses and middle-income individuals in western Washington. Its primary funding source is deposits from businesses and individuals in its market area.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of loans held for sale and deferred tax assets.

Certain prior year amounts have been reclassified to conform to the 2001 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors, and certain equity securities. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income.

Loans

Loans are stated at the amount of unpaid principal, reduced by allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level considered adequate to provide for estimated losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic, systematic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Gains or losses on dispositions are reflected in earnings.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank provides for income taxes on a separate return basis and remits to the Company amounts currently payable.

Cash and Cash Equivalents

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method, in accordance with APB No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. However, the required pro forma disclosures of the effects of all options granted on or after January 1, 1995 have been provided in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*.

Earnings Per Share

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. The diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans.

Comprehensive Income

The Company applies Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* (SFAS No. 130), which requires that an entity report and display comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. With regard to the Company, comprehensive income includes the net income reported in the statements of income and any changes in fair value of securities available for sale, reported as a component of shareholders' equity.

Recent Accounting Pronouncements

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, became effective and was adopted by the Company effective January 1, 2001. The Company does not engage in hedging activities, nor did it have any derivatives at December 31, 2001 or 2000. The adoption of SFAS No. 133 had no effect on the Company's financial position or results of operations as of or for the year ended December 31, 2001.

Note 2 - Restricted Assets

Federal Reserve Board regulations require maintenance of minimum reserve balances either in cash or on deposit with the Federal Reserve Bank. The amounts of such balances for the years ended December 31, 2001 and 2000 were $930 and $848, respectively.

Note 3 - Debt and Equity Securities

Debt and equity securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values are as follows:

Securities Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
U.S. Treasury securities	$ 3,106	$ 12	$ 28	$ 3,090
U.S. Government agency securities	8,154	116	32	8,238
Mortgage-backed securities	11,707	86	24	11,769
Obligations of states and political subdivisions	495	7	- -	502
Corporate securities	8,003	57	47	8,013
	$31,465	**$278**	**$131**	**$31,612**
December 31, 2000				
U.S. Treasury securities	$ 2,008	$10	$- -	$ 2,018
U.S. Government agency securities	12,499	20	31	12,488
Mortgage-backed securities	5,617	31	5	5,643
Obligations of states and political subdivisions	295	2	- -	297
	$20,419	**$63**	**$36**	**$20,446**

Gross gains on the sale of securites were $31 in 2001. Gross losses on the sale of securities were $3 in 2000.

The carrying amount and approximate market value of debt securities at December 31, 2001 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 1,753	$ 1,772
Due in one to five years	24,625	24,745
Due in five years or more	5,087	5,095
	$31,465	**$31,612**

Securities with a carrying value of $1,000 and $1,001 at December 31, 2001 and 2000, respectively, were assigned or pledged to secure public deposits, certain short-term borrowings, and for other purposes as required by law.

Note 4 - Loans

Loans at December 31 consist of the following:

	2001	2000
Commercial and agricultural	$18,483	$15,869
Real estate:		
Residential 1-4 family	13,790	16,395
Commercial	25,793	22,254
Construction	5,506	5,829
Consumer	5,315	5,295
Total loans	**$68,887**	**$65,642**

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2001	2000
Balance at beginning of year	$700	$607
Provision for credit losses	85	93
Charge-offs	(38)	- -
Recoveries	6	- -
Net charge-offs	**(32)**	**- -**
Balance at end of year	**$753**	**$700**

Note 4 - Loans

Following is a summary of information pertaining to impaired loans:

	2001	2000
December 31		
Impaired loans without a valuation allowance	$- -	$17
Impaired loans with a valuation allowance	- -	- -
Total impaired loans	**$- -**	**$17**
Valuation allowance related to impaired loans	**$- -**	**$- -**
Years Ended December 31		
Average investment in impaired loans	$15	$21
Interest income recognized on a cash basis on impaired loans	- -	- -

At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due still accruing interest at December 31, 2001 or 2000.

At December 31, 2001 and 2000, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of $2,817 and $4,074, respectively. During 2001 advances of $1,775 were made, and repayments totaled $3,032.

Note 5 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2001	2000
Land	$1,111	$1,111
Buildings	2,520	2,494
Equipment, furniture and fixtures	1,927	1,835
Construction in process	215	- -
	5,773	**5,440**
Less accumulated depreciation	2,228	1,896
Total premises and equipment	**$3,545**	**$3,544**

Construction in process includes construction costs to date related to two new branches. The estimated cost to finish both branches in 2002 is estimated to be $1.1 million.

Note 6 - Deposits

The composition of deposits at December 31 is as follows:

	2001	2000
Demand deposits, non-interest bearing	$ 17,009	$15,075
NOW and money market accounts	35,466	24,248
Savings deposits	11,517	9,610
Time certificates, $100,000 or more	17,053	13,485
Other time certificates	31,066	27,159
Total	**$112,111**	**$89,577**

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2002	$42,546
2003	4,417
2004	202
2005	586
2006	368
Thereafter	- -
	$48,119

Note 7 - Note Payable

The note payable is secured by land, and is payable at $1 monthly, including interest of 8%. Future principal maturities are $2 annually through 2006, and $28 thereafter.

Note 8 - Income Taxes

The components of the provision for income taxes are as follows at December 31:

	2001	2000
Current	$529	$488
Deferred benefit	(51)	(24)
Income taxes	**$478**	**$464**

The effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 follows:

	2001	2000
Deferred Tax Assets		
Allowance for credit losses	$248	$219
Deferred compensation	14	12
Accumulated depreciation	28	27
Other	8	4
Total deferred tax assets	**298**	**262**
Deferred Tax Liabilities		
Cash basis tax accounting	26	52
Deferred income	212	201
Unrealized gain on securities available for sale	50	9
Total deferred tax liabilities	**288**	**262**
Net deferred tax assets	**$ 10**	**$ - -**

The following is a reconciliation between the statutory and effective federal income tax rates for the years ended December 31:

	2001		2000	
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Income tax at statutory rate	$482	34.0%	$469	34.0%
Increase (decrease) resulting from:				
Tax-exempt income	(5)	(.3)	(4)	(.2)
Other	1	- -	(1)	(.1)
Total income tax expense	**$478**	**33.7%**	**$464**	**33.7%**

Note 9 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments is as follows:

	2001	2000
Commercial and agriculture	$6,826	$ 6,750
Real estate	1,250	2,959
Credit cards	2,777	3,200
	$10,853	**$12,909**

Note 9 - Commitments and Contingencies

Outstanding commitments under letters of credit totaled $519 and $627 at December 31, 2001 and 2000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 75% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

The Bank has agreements with commercial banks for lines of credit totaling approximately $4,200, and a credit line with the Federal Home Loan Bank totaling 10% of assets. The Bank has entered into a blanket pledge agreement with the Federal Home Loan Bank to secure this credit line. These lines were not drawn upon at December 31, 2001 or 2000.

On February 13, 1997, the Company entered into a settlement agreement with the Bank's former president whereby the Company agreed to pay $155 for a three-year noncompete agreement and other benefits. In addition, the executive agreed to forfeit stock options for 20,000 fully vested shares at an option price of $5 per share. Amortization of this non-compete agreement totaled $4 for the year ended December 31, 2000 when the agreement was fully amortized.

Note 10 - Concentration of Credit Risk

The Bank has credit risk exposure, including off-balance-sheet credit risk exposure, as disclosed in Notes 4 and 9. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan-to-value ratios of no greater than 75% - 80%. Loans are generally limited, by federal and state banking regulations, to 15% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss). The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $1,500.

The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

Investments in obligations of states and political subdivisions involve governmental entities within the Bank's market area. Letters of credit were granted primarily to commercial borrowers.

Note 11 - Stock Option Plans

Director Plans The 1990 Director Stock Option Plan grants a director an option to purchase 12,600 shares of common stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the common stock at the date of grant. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. A total of 126,000 shares of the Company's common stock were reserved for option under this plan, of which options for 113,400 shares at $2.38 per share were granted on June 13, 1990, to expire on June 13, 2005 and options for 3,150 shares at $10.48 per share were granted April 24, 2001, to expire April 24, 2016. Options granted in 1990 are fully vested at December 31, 2001. Options granted in 2001 are not vested at December 31, 2001. Options for 4,200 shares were exercised in both 2001 and 2000 under this director plan.

The 1999 Director Stock Option Plan grants a director an option to purchase shares of common stock at an exercise price which must be no less than the greater of the fair market value of the common stock or the net book value of the common stock at the time of grant. A total of 42,000 shares of the Company's common stock were reserved for option under this plan, of which options for 33,600 shares at $10.48 per share were granted November 21, 2000, expiring on November 21, 2015; none of these options granted are vested at December 31, 2001.

Employee Plans In 1990 and 1999, the Company adopted plans providing for granting certain key employees options to purchase common stock. Under the terms of the plans, options are incentive stock options (as defined in the Internal Revenue Code). The option price will be fair market value at the date of grant or a price determined by the Board of Directors, but not less than fair value. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. Pursuant to these plans, 84,000 shares are reserved for option as of December 31, 2001, of which 48,800 shares (after forfeitures) have been granted. A total of 35,200 shares remain available for future grant under the 1999 plan at December 31, 2001. In 2001 and 2000, options for 12,600 shares and 23,797 shares, respectively, were exercised under the employee plans.

Note 11 - Stock Option Plans (continued)

The Company has adopted the disclosure-only provisions of SFAS No. 123, but applies APB Opinion No. 25 in accounting for its plans. If the Company had elected to recognize compensation cost for stock options issued subsequent to December 31, 1994 based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

	2001	2000
Net income:		
As reported	$940	$913
Pro forma	855	850
Earnings per share:		
Basic:		
As reported	$.46	$.47
Pro forma	.42	.44
Diluted:		
As reported	.44	.45
Pro forma	.41	.43

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2001	2000
Dividend yield	- -%	- -%
Expected life	10 to 15 years	10 to 15 years
Average risk-free interest rate	4.88%	5.91%

The weighted average fair value of options granted during 2001 and 2000 was $4.11 and $4.42, respectively.

A summary of the status of the Company's stock option plans as of December 31, 2001 and 2000, and changes during the years ending on those dates, is presented below:

	2001 Shares	Weighted Average Exercise Price	2000 Shares	Weighted Average Exercise Price
Outstanding at beginning of year	244,650	$ 5.62	242,722	$ 9.24
Granted	20,450	10.76	37,800	10.27
Exercised	(16,800)	2.38	(27,997)	2.38
Forfeited	(15,750)	8.47	(7,875)	8.50
Outstanding at end of year	**232,550**	**$6.09**	**244,650**	**$5.62**
Options exercisable at year-end	122,150		121,798	

The following information summarizes information about stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.38 - $2.97	88,200	3.5	$2.41	88,200	$2.41
$5.24 - $6.19	47,250	5.5	5.87	32,550	5.82
$8.33 - $11.00	97,100	10.3	9.60	1,400	8.33

Note 12 - Profit Sharing Plan

The Bank's defined contribution profit sharing plan covers substantially all employees who have completed one year or more of service. Employees are eligible to defer up to 25% of their gross salary, with employer contributions to the Plan made at the discretion of the Board of Directors. The Bank's contributions for the years ended December 31, 2001 and 2000 totaled $40 and $36, respectively.

Note 13 - Deferred Compensation Agreement

In 1993 the Bank established a deferred compensation agreement with a director under which the director will defer his director fees. At retirement he will receive a benefit of $1 per month for 120 months. The accrued liability related to this agreement totaled $42 and $37 at December 31, 2001 and 2000, respectively. Expenses associated with this plan were $5 and $6 in 2001 and 2000, respectively. The Bank has also purchased a whole-life insurance policy on the director, which may be used to fund benefits under the deferred compensation agreement.

Note 14 - Employee Stock Purchase Plan

Effective July 1, 1995, the Company adopted an employee stock purchase plan whereby eligible employees can purchase common stock at the lesser of the stock's fair market value at the beginning or the end of the plan year. The aggregate number of shares reserved under this plan is 42,000. No employee can purchase more than 420 shares of common stock valued at more than $11.88 per share in any plan year; 1,870 and 1,819 shares were issued at a price of $8.57 and $5.95 per share for the years ended December 31, 2001 and 2000, respectively.

Note 15 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2001, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2001						
Tier 1 capital (to average assets):						
Consolidated	$13,206	10.72%	$4,927	4.00%	N/A	N/A
Bank	13,111	10.64	4,927	4.00	$6,159	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	13,206	13.39	3,946	4.00	N/A	N/A
Bank	13,111	13.29	3,946	4.00	5,915	6.00
Total capital:						
Consolidated	13,959	14.15	7,892	8.00	N/A	N/A
Bank	13,864	14.05	7,892	8.00	9,864	10.00

Note 15 - Regulatory Matters

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2000						
Tier 1 capital (to average assets):						
Consolidated	$12,132	12.29%	$3,950	4.00%	N/A	N/A
Bank	12,050	12.20	3,950	4.00	$4,937	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	12,132	17.53	2,768	4.00	N/A	N/A
Bank	12,050	17.41	2,768	4.00	4,153	6.00
Total capital:						
Consolidated	12,832	18.54	5,537	8.00	N/A	N/A
Bank	12,750	18.42	5,537	8.00	6,921	10.00

Management believes, as of December 31, 2001, that the Company and the Bank meet all capital requirements to which they are subject.

Restrictions on Retained Earnings

National banks can initiate dividend payments in a given year, without prior regulatory approval, equal to net profits, as defined, for that year plus retained net profits for the preceding two years. The Bank can distribute as dividends to the parent company approximately $2,913 as of December 31, 2001 without regulatory approval.

Note 16 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31

	2001	2000
Assets		
Cash	$ 83	$ 82
Investment in the Bank	13,208	12,068
Other assets	12	- -
Total assets	**$13,303**	**$12,150**
Shareholders' Equity	**$13,303**	**$12,150**

Condensed Statements of Income - Years Ended December 31

	2001	2000
Operating Expenses	($ 184)	($ 163)
Loss before income taxes and equity in undistributed income of the Bank	**(184)**	**(163)**
Income Tax Benefit	63	55
Loss before equity in undistributed income of the Bank	**(121)**	**(108)**
Equity in Undistributed Income of the Bank	1,061	1,021
Net income	**$ 940**	**$ 913**

Note 16 - Condensed Financial Information - Parent Company Only

Condensed Statements of Cash Flows - Years Ended December 31

	2001	2000
Cash Flows from Operating Activities		
Net income	$ 940	$ 913
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization of covenant not to compete	- -	4
Equity in undistributed income of subsidiary	(1,061)	(1,021)
Decrease in receivable from subsidiary	- -	37
Other	(1)	79
Net cash provided by (used in) operating activities	**(122)**	**12**
Cash Flows from Investing Activities		
Investment in subsidiary	- -	(756)
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	125	795
Payment for fractional shares in stock dividend	(2)	- -
Net cash provided by financing activities	**123**	**795**
Net change in cash	**1**	**51**
Cash		
Beginning of year	82	31
End of year	**$ 83**	**$ 82**

Note 17 - Other Expenses

Other expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the years ended December 31:

	2001	2000
Professional fees	$ 91	$ 86
Data processing	361	442
Office supplies and expenses	124	103
State taxes	104	50

Note 18 - Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2001			
Basic earnings per share:			
Net income	$940	2,061,662	$.46
Effect of dilutive securities:			
Options	- -	74,289	(.02)
Diluted earnings per share:			
Net income	**$940**	**2,135,951**	**$.44**
Year Ended December 31, 2000			
Basic earnings per share:			
Net income	$913	1,955,518	$.47
Effect of dilutive securities:			
Options	- -	62,463	(.02)
Diluted earnings per share:			
Net income	**$913**	**2,017,981**	**$.45**

The number of shares shown for "options" is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Note 19 - Stock Dividend

On March 27, 2001, the Board of Directors announced a 5% stock dividend payable to shareholders of record as of June 15, 2001. The average number of common shares outstanding, and earnings per share and stock option information for the year ended December 31, 2000 have been restated to show the effect of the dividend. On March 28, 2000, the Board of Directors announced a two-for-one stock split payable to shareholders of record as of April 10, 2000. In connection with the stock split, the par value of the Company's common stock was changed from $1.00 per share to no par value and the number of authorized shares was increased from 5 million to 10 million.

Note 20 - Comprehensive Income

Net unrealized gains and losses include, net of tax, $100 of unrealized gains arising during 2001 and $267 of unrealized gains arising during 2000, less reclassification adjustments of $31 and $3 for gains included in net income in 2001 and 2000, respectively, as follows:

	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
2001			
Unrealized holding gains arising during the year	$151	($51)	$100
Reclassification adjustments for gains realized in net income	(31)	10	(21)
Net unrealized gains	**$120**	**($41)**	**$ 79**
2000			
Unrealized holding gains arising during the year	$404	($137)	$267
Reclassification adjustments for losses realized in net income	3	(2)	1
Net unrealized gains	**$407**	**($139)**	**$268**

Note 21 - Fair Values of Financial Instruments

The estimated fair values of the Bank's financial instruments at December 31 were as follows:

	2001 Carrying Amount	Fair Value	2000 Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks, and interest bearing deposits in banks	$ 17,075	$ 17,075	$11,285	$11,285
Securities available for sale	31,612	31,612	21,027	21,027
Federal Home Loan Bank and Federal Reserve Bank stocks	634	634	581	581
Loans receivable	68,134	68,512	64,942	63,462
Loans held for sale	1,093	1,093	536	536
Accrued interest receivable	650	650	623	623
Letters of credit	519	519	627	627
Financial Liabilities				
Deposits	$112,111	$112,561	$89,577	$89,845
Long-term borrowings	38	38	40	40
Accrued interest payable	292	292	306	306

Note 22 - Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2001				
Interest income	$1,962	$1,986	$2,044	$2,039
Interest expense	918	903	897	810
Net interest income	**1,044**	**1,083**	**1,147**	**1,229**
Provision for credit losses	9	27	22	27
Noninterest income	329	359	293	396
Noninterest expenses	1,113	1,055	1,131	1,078
Income before income taxes	**251**	**360**	**287**	**520**
Income taxes	85	120	96	177
Net income	**$ 166**	**$ 240**	**$ 191**	**$ 343**
Earnings per common share:				
Basic	$.09	$.12	$.09	$.16
Diluted	.08	.11	.09	.16
Year Ended December 31, 2000				
Interest income	$1,788	$1,835	$1,889	$1,979
Interest expense	639	698	766	834
Net interest income	**1,149**	**1,137**	**1,123**	**1,145**
Provision for credit losses	14	26	9	44
Noninterest income	214	219	251	264
Noninterest expenses	1,007	958	1,041	1,026
Income before income taxes	**342**	**372**	**324**	**339**
Income taxes	113	126	111	114
Net income	**$ 229**	**$ 246**	**$ 213**	**$ 225**
Earnings per common share:				
Basic	$.12	$.12	$.11	$.12
Diluted	.12	.11	.10	.12

Average Balances and Net Interest Income (Dollars in Thousands)

Mt. Rainier National Bank

Years Ended December 31, 2001 and 2000

	2001 Average Balance	Interest Income/ (Expenses)	Average Rate	2000 Average Balance	Interest Income/ (Expenses)	Average Rate
Interest Earning Assets						
Loans	$ 67,875	$6,146	9.1%	$61,675	$5,927	9.6%
Investment securities:						
Taxable	25,484	1,421	5.6	23,839	1,442	6.0
Tax-exempt	353	23*	6.5	244	18*	7.4
Total investment securities	**25,837**	**1,444**	**5.6**	**24,083**	**1,460**	**6.1**
Interest bearing deposits at other financial institutions	11,976	449	3.7	1,760	110	6.3
Total interest earning assets/ interest income	**105,688**	**8,039**	**7.6**	**87,518**	**7,497**	**8.6%**
Cash and due from banks	3,591			3,503		
Premises and equipment - net	3,447			3,462		
Other assets	774			895		
Allowance for credit losses	(732)			(642)		
Total assets	**$112,768**			**$94,736**		
Interest Bearing Liabilities						
Deposits:						
Savings and interest bearing demand	$ 39,402	(943)	2.4%	$36,446	(1,024)	2.8%
Time	44,865	(2,582)	5.8	32,355	(1,879)	5.8
Total deposits	**84,267**	**(3,525)**	**4.2**	**68,801**	**(2,903)**	**4.2**
Federal funds purchased	- -	- -	- -	475	(31)	6.5
Other borrowings	39	(3)	7.7	41	(3)	7.3
Total interest bearing liabilities/ interest expense	**84,306**	**(3,528)**	**4.2%**	**69,317**	**(2,937)**	**4.2%**
Demand deposits	15,240			14,377		
Other liabilities	527			464		
Shareholders' equity	12,695			10,578		
Total liabilities and shareholders' equity	**$112,768**			**$94,736**		
Net interest income		**$4,511**			**$4,560**	

	2001	2000
Net Interest Income as a Percentage of Average Earning Assets		
Interest income	7.6%	8.6%
Interest expense	3.3	3.4
Net interest income	**4.3%**	**5.2%**

* Tax equivalent basis